SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____ to _____.

Commission File Number 1-7845

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED STOCK BONUS PLAN (FORMERLY KNOWN AS THE LEGGETT & PLATT, INCORPORATED RESTATED EMPLOYEE STOCK PURCHASE/STOCK BONUS PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED
NO. 1 LEGGETT ROAD
CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

The Leggett & Platt, Incorporated Stock Bonus Plan, formerly known as the Leggett & Platt, Incorporated Restated Employee Stock Purchase/Stock Bonus Plan (the *"Plan"*) is subject to the Employee Retirement Income Security Act of 1974. As such, in accordance with Form 11-K General Instruction A, the Plan financial statements shall be filed 180 days after the Plan's fiscal year end. The following is attached.

A. Financial Statements and Report of Independent Accountants

B. Exhibit 23- Consent of Independent Accountants

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED
STOCK BONUS PLAN

By: John Hale
John Hale
Chairman of the Stock Bonus Plan Committee

Date: June 21, 2002

By: Ernest C. Jett
Ernest C. Jett
Member of the Stock Bonus Plan Committee

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT ACCOUNTANTS

LEGGETT & PLATT, INCORPORATED
STOCK BONUS PLAN
(FORMALLY KNOWN AS THE RESTATED
EMPLOYEE STOCK PURCHASE/STOCK BONUS PLAN)

December 31, 2001 and 2000

LEGGETT & PLATT, INCORPORATED
STOCK BONUS PLAN

CONTENTS

* Other schedules required by 29CFR 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101
Telephone (314) 206 8500

Report of Independent Accountants

To the Participants and Administrator
of the Leggett & Platt, Incorporated
Stock Bonus Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated Stock Bonus Plan, formerly known as the Restated Employee Stock Purchase/Stock Bonus Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held at End of Year and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 16, 2002

Leggett & Platt, Incorporated
Stock Bonus Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000
ASSETS		
Investments, at market value	$ 142,118,631	$ 120,286,531
Receivables		
Company contributions	1,652,455	1,590,055
Participant contributions	343,979	227,922
Accrued investment income	707,355	683,991
Total receivables	2,703,789	2,501,968
Total assets	144,822,420	122,788,499
LIABILITIES		
Commissions and fees payable	4,906	3,343
Total liabilities	4,906	3,343
NET ASSETS AVAILABLE FOR BENEFITS	$ 144,817,514	$ 122,785,156

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
Stock Bonus Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31, 2001	2000
Additions		
Investment income		
Net appreciation (depreciation) in value of investments	$ 25,497,453	$ (15,800,096)
Dividends	2,891,754	2,620,578
Interest	119,928	118,254
	28,509,135	(13,061,264)
Contributions		
Company	2,853,480	2,988,894
Participant	3,143,193	3,168,669
Rollovers	-	35,764
	5,996,673	6,193,327
Total additions	34,505,808	(6,867,937)
Deductions		
Benefit payments	12,457,172	12,161,187
Commissions and fees	16,278	7,064
Total deductions	12,473,450	12,168,251
Net increase (decrease)	22,032,358	(19,036,188)
Net assets available for benefits		
Beginning of year	122,785,156	141,821,344
End of year	$ 144,817,514	$ 122,785,156

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A - DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) Stock Bonus Plan (Plan) (formally known as the Restated Employee Stock Purchase/Stock Bonus Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of L&P and certain of its subsidiaries and affiliates who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility of Employees
Eligible employees are defined as non-bargaining employees or employees who are members of a collective bargaining unit, the representatives of which have successfully bargained for inclusion in the Plan. Eligible employees can begin participation in the Plan on the first January 1 or July 1 following the completion of one year and 1000 hours of service. Eligible employees with compensation in excess of the applicable compensation base may participate in the "fixed percentage component" of the Plan. Salaried employees not meeting minimum compensation requirements may participate in the "fixed dollar component" of the Plan. Employees considered "highly compensated" under Section 404(q) of the Internal Revenue Code of 1986 are not eligible to participate.

Contributions
Employees participating in the "fixed percentage component" of the Plan must make contributions of a percentage of annual compensation in excess of a base amount as defined in the Plan agreement. Employees participating in the "fixed dollar component" of the Plan must make contributions from $5 to $15 each pay period.

L&P is required to make contributions to the Plan equal to 50% of the amounts contributed by participants. Additionally, for any year in which certain profitability levels have been attained, as defined in the Plan, L&P may make an additional contribution in an amount not to exceed 50% of the participants' contributions during such year. Participants in the Plan meeting certain requirements may elect to invest a portion of their account into L&P stock or any of the other investment funds.

Company contributions may be made in cash or common stock of L&P. L&P contributed $2,853,480 and $2,988,894 in stock during 2001 and 2000, respectively.

Vesting and Distributions
The Plan has adopted a vesting method under which Company contributions will vest after the participant has completed five years of service. Nonvested amounts at the time of participant withdrawals are forfeited and serve to reduce future Company contributions. Forfeitures amounted to $145,646 in 2001 and $132,609 in 2000. Upon retirement, death or disability, participants or their beneficiaries are entitled to the full value of their account, including Company contributions. Upon termination of employment for other reasons, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. In-service withdrawals are allowed by participants after reaching age 59 1/2.

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Plan Trustee
Bankers Trust Company, a subsidiary of Deutsche Bank, as sole trustee of the Plan, holds all Plan assets and pays benefits in accordance with information submitted by L&P, the Plan administrator.

Administrative Expenses
Administrative expenses are paid by both L&P and the Plan. Investment management fees related to the other investment funds are paid by participants and reflected in the financial statements of the Plan. All other expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination
Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participant accounts will immediately become 100% vested.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments
The market value of all Plan investments is based upon quoted market price as of the close of business on the last day of the year. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income Taxes
The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received for the Plan. Although minor amendments to the Plan have been made since receiving the determination letter, L&P believes the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and conforms with the requirements of ERISA.

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE C - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,	
	2001	2000
Leggett & Platt, Incorporated common stock, 5,827,881 and 6,144,948 shares, respectively	$134,041,263*	$116,369,953*

* Nonparticipant- directed

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,	
	2001	2000
Common Stock	$ 25,795,326	$ (15,619,487)
Investment Funds	(297,873)	(180,609)
	$ 25,497,453	$ (15,800,096)

NOTE D – NONPARTICIPANT-DIRECTED INVESTMENTS

Net assets (including investments and receivables) relating to the nonparticipant-directed investments were $136,705,964 and $118,867,106 as of December 31, 2001 and 2000, respectively. The significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	Year Ended December 31,	
	2001	2000
Changes in Net Assets:		
Net appreciation (depreciation)	$ 25,795,326	$ (15,619,487)
Dividends	2,891,754	2,620,578
Company contributions	2,853,480	2,988,894
Participant contributions	3,090,051	3,143,821
Benefit payments	(12,454,369)	(11,109,133)
Net transfers in (out)	(4,304,404)	669,459
Other	3,565	39,604
	$ 17,875,403	$ (17,266,264)

NOTE E - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,	
	2001	2000
Net assets available for benefits per the financial statements	$144,817,514	$122,785,156
Amounts allocated to withdrawing participants	(3,036,899)	(1,833,628)
Net assets available for benefits per Form 5500	$141,780,615	$120,951,528

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	Year Ended December 31, 2001
Benefits paid to participants per the financial statements	$12,457,172
Add: Amounts allocated to withdrawing participants at December 31, 2001	3,036,899
Less: Amounts allocated to withdrawing participants at December 31, 2000	(1,833,628)
Benefits paid to participants per Form 5500	$13,660,443

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE F - PARTIES-IN-INTEREST TRANSACTIONS

At December 31, 2001 and 2000, the Plan held units of participation in collective employee benefit trust funds and short-term funds of Bankers Trust Company with a total market value of $8,077,368 and $3,916,578, respectively. During the year ended December 31, 2001, the Plan purchased a total of $9,114,637 and sold a total of $4,655,974 of Bankers Trust Company funds. During the year ended December 31, 2000, the Plan purchased a total of $7,211,978 and sold a total of $8,803,429 of Bankers Trust Company funds. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA regulations and the regulations promulgated thereunder.

NOTE G - PLAN AMENDMENTS

Effective January 1, 2002, the plan was amended to treat employee contributions as pre-tax, decrease vesting to three years and allow for the election of dividends to be paid in cash. The plans provisions were changed to qualify as an ESOP plan.

ADDITIONAL INFORMATION

Leggett & Platt, Incorporated
Stock Bonus Plan

Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Asset	(c) Description of asset	(d) Cost	(e) Current value (1)
	Common stock:			
*	Leggett & Platt, Incorporated	Common stock 5,827,881 shares	$ 49,398,871	$ 134,041,263
	Money market funds:			
*	Bankers Trust Company	BT Pyramid Discretionary Cash Fund 3,631,213 shares	3,631,213	3,631,213
*	Bankers Trust Company	BT Pyramid Directed Account Cash Fund 6,799 shares	6,799	6,799
	Investment funds:			
*	Bankers Trust Company	BT Pyramid Large Capital Equity Fund 500 shares	804,275	680,214
*	Bankers Trust Company	BT Pyramid Strategic Asset Allocation Fund 2,612 shares	337,880	337,880
*	Bankers Trust Company	BT Pyramid Mid Capital Equity Fund 108 shares	495,888	481,464
*	Bankers Trust Company	BT Pyramid Equity Index Fund 791 shares	2,324,271	2,242,473
*	Bankers Trust Company	BT Pyramid Broad Market Fixed Income Fund 263,526 shares	634,743	697,325
			$ 57,633,940	$ 142,118,631

(1) See Note B of Notes to Financial Statements regarding carrying value of investments.

* Investments in securities of parties-in-interest to the Plan.

Leggett & Plantt, Incorporated
Stock Bonus Plan

Schedule of Reportable Transactions (1)

Year Ended December 31, 2001

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Bankers Trust Company	Purchase of Leggett & Platt, Incorporated Common Stock	$ 5,943,531	$	$	$	$	$ 5,943,531	$ -
Bankers Trust Company	Sale of Leggett & Platt, Incorporated Common Stock	$	$ 12,454,369	$	$	$ 4,032,291	$ 12,454,369	$ 8,422,078

(1) Transactions or series of transactions in excess of five percent of the current value of the Plan's assets as of the beginning of the plan year as defined in 29CFR 2520.103-6 of the Department of Labor Rules & Regulations for Reporting and Disclosure under ERISA.

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 and Post Effective Amendment No. 1 on Form S-8 (No. 33-54431) of Leggett & Platt, Incorporated of our report dated May 16, 2002, relating to the financial statements of the Leggett & Platt, Incorporated Stock Bonus Plan, formerly known as the Restated Employee Stock Purchase/Stock Bonus Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

St. Louis, Missouri
June 21, 2002